Exhibit 77(d)

Policies with respect to security investments

Effective April 30, 2010 ING Core Equity Research Fund (formerly known as ING Growth and Income Fund) changes its principal investment strategies from investing at least 65% of its total assets to investing at least 80% of its assets in common stocks that the Sub-Adviser believes have significant potential for capital appreciation or income growth or both – filed herein.